CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2016

Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the six months ended May 31, 2016. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

As at:	May 31, 2016	November 30, 2015

ASSETS
Current assets
Cash and cash equivalents (Note 6)	$ 782,392	$ 2,136,244
Prepaid expenses and deposits (Note 18)	76,292	68,457
Taxes receivable	76,758	83,636
Other receivables	2,738	10,453
Due from related parties (Note 18)	8,955	-
	947,135	2,298,790

Non-current assets
Long term deposits (Note 18)	61,000	61,000
Property and equipment (Note 9)	43,702	50,281
Mineral interest (Note 11)	591,513	587,564
Exploration and evaluation assets (Note 12)	9,472,448	9,472,448
Goodwill	439,637	439,637
	10,608,300	10,610,930
TOTAL ASSETS	$ 11,555,435	$ 12,909,720

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 18)	$ 515,473	$ 1,204,261
Due to related parties (Note 18)	101,974	22,058
Current portion of long-term debt (Note 14)	-	4,386,025
	617,447	5,612,344
Non-current liabilities
Long-term debt (Note 14)	4,472,793	-
Asset retirement obligation (Note 15)	163,654	151,008
Deferred income tax liability	3,376,710	3,376,710
Total liabilities	8,630,604	9,140,062

Shareholders' equity
Share capital (Note 16)	32,633,034	32,404,635
Share subscriptions received (Note 25)	150,150	-
Other equity reserve (Note 16)	2,683,752	2,664,502
Deficit	(34,951,402)	(33,712,303)
Equity attributed to shareholders of the Company	515,534	1,356,834
Non-controlling interest (Note 7)	2,409,297	2,412,824
Total shareholders' equity	2,924,831	3,769,658
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,555,435	$ 12,909,720

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON JULY 28, 2016:

“Simon Ridgway”	, Director	“David Cass”	, Director
Simon Ridgway		David Cass

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended May 31,		Six months ended May 31,
	2016	2015	2016	2015
EXPLORATION EXPENDITURES (Note 13)	$ 262,407	$ 1,520,392	$ 676,872	$ 2,234,802

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	62,149	59,916	91,374	119,068
Amortization	3,242	3,938	6,579	9,320
Consulting fees	-	3,028	-	12,538
Finance expense (Note 14)	356,581	193,336	584,551	193,336
Interest and bank charges	988	1,784	2,644	2,735
Management fees (Note 18)	10,500	25,500	31,000	51,000
Office and miscellaneous (Note 18)	12,968	17,008	38,930	41,353
Regulatory and stock exchange fees (Note 18)	3,039	4,443	15,732	17,388
Rent and utilities (Note 18)	20,155	15,714	40,181	31,308
Salaries and benefits (Note 18)	55,506	74,153	128,164	141,321
Shareholder communication (Note 18)	9,898	34,508	38,177	54,465
Share-based payments (Note 17)	-	1,982	-	4,075
Travel and accommodation (Note 18)	1,294	53,878	30,253	67,902
	536,320	489,188	1,007,585	745,809

Loss before other items	(798,727)	(2,009,580)	(1,684,457)	(2,980,611)

OTHER ITEMS
Interest and other income	1,404	697	3,103	937
Foreign exchange gain (loss)	367,530	(82,540)	126,072	37,555
Asset retirement obligation accretion (Note 15)	(1,874)	-	(3,857)	-
Recovery of accounts payables and accrued liabilities	-	-	316,513	-
Loss and comprehensive loss from continuing operations	(431,667)	(2,091,423)	(1,242,626)	(2,942,119)
Income on discontinued operation (Note 8)	-	73,132	-	22,062
Loss and comprehensive loss	$ (431,667)	$ (2,018,291)	$ (1,242,626)	$ (2,920,057)

Loss and comprehensive loss attributed to:
Equity shareholders of the Company	$ (429,808)	$ (2,012,917)	$ (1,239,099)	$ (2,914,683)
Non-controlling interest	(1,859)	(5,374)	(3,527)	(5,374)
	$ (431,667)	$ (2,018,291)	$ (1,242,626)	$ (2,920,057)
Loss per share, basic and diluted	($0.00)	($0.03)	($0.01)	($0.04)
Loss per share from continuing operations	.
- basic and diluted	($0.00)	($0.03)	($0.01)	($0.04)
Weighted average number of shares outstanding
- basic and diluted	118,904,032	76,870,000	117,738,696	76,870,000

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Share subscriptions received (receivable)	Other equity reserve	Deficit	Non- controlling interest	Total
Balance, November 30, 2014	76,870,000	$ 26,274,705	$ -	$ 2,468,647	$ (26,629,124)	$ -	$ 2,114,228
Loss for the period	-	-	-	-	(2,914,683)	-	(2,914,683)
Shares issued for loan fee	1,018,554	218,989	-	-	-	-	218,989
Shares subscribed	-	-	2,793,500	-	-	-	2,793,500
Acquired in a business combination	-	-	-	-	-	2,136,514	2,136,514
Net loss attributed to non-controlling interest	-	-	-	-	-	(5,374)	(5,374)
Share-based payments	-	-	-	4,075	-	-	4,075
Balance, May 31, 2015	77,888,554	26,493,694	2,793,500	2,472,722	(29,543,807)	2,131,140	4,347,249
Loss for the period	-	-	-	-	(4,168,496)	-	(4,168,496)
Shares issued for private placements	38,672,000	6,147,280	-	186,720	-	-	6,334,000
Shares subscribed	-	-	(2,793,500)	-	-	-	(2,793,500)
Share issuance costs	-	(236,339)	-	-	-	-	(236,339)
Acquired in a business combination	-	-	-	-	-	280,006	280,006
Net income attributed to non-controlling interest	-	-	-	-	-	1,678	1,678
Share-based payments	-	-	-	5,060	-	-	5,060
Balance, November 30, 2015	116,560,554	32,404,635	-	2,664,502	(33,712,303)	2,412,824	3,769,658
Loss for the period	-	-	-	-	(1,239,099)	-	(1,239,099)
Shares issued for private placements	3,850,000	231,000	-	19,250	-	-	250,250
Shares subscribed	-	-	150,150	-	-	-	150,150
Share issuance costs (Note 16)	-	(2,601)	-	-	-	-	(2,601)
Net loss attributed to non-controlling interest	-	-	-	-	-	(3,527)	(3,527)
Balance, May 31, 2016	120,410,554	$ 32,633,034	$ 150,150	$ 2,683,752	$ (34,951,402)	$ 2,409,297	$ 2,924,831

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended May 31,		Six months ended May 31,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net loss for the period	$ (431,667)	$ (2,018,291)	$ (1,242,626)	$ (2,920,057)
Items not involving cash:
Amortization	3,242	4,694	6,579	10,837
Accretion of asset retirement obligation	1,874	-	3,857	-
Finance expense	84,159	56,106	168,318	56,106
Share-based payments	-	1,982	-	4,075
Unrealized foreign exchange gain	(151,131)	-	(76,710)	-
Recovery of accounts payable and accrued liabilities	-	-	(316,513)	-
Write off of exploration and evaluation asset costs	-	89,456	-	89,456
	(493,523)	(1,866,053)	(1,457,095)	(2,759,583)
Changes in non-cash working capital items:
Due from related parties	(8,955)	2,275	(8,955)	(1,735)
Taxes receivable	158	(3,583)	6,878	(9,585)
Prepaid expenses and deposits	(31,791)	139,130	(7,835)	(31,604)
Other receivables	7,908	1,221	7,715	276
Due to related parties	7,873	(87,480)	79,916	6,170
Accounts payable and accrued liabilities	84,431	266,881	(372,275)	501,734
Net cash used in operating activities	(433,899)	(1,547,609)	(1,751,651)	(2,294,327)

FINANCING ACTIVITIES
Proceeds from debt	-	6,231,500	-	6,231,500
Debt transaction costs	-	(285,960)	-	(285,960)
Proceeds from issuance of capital stock	250,250	-	250,250	-
Share issuance costs	(2,601)	-	(2,601)	-
Share subscriptions received	150,150	2,793,500	150,150	2,793,500
Net cash provided by financing activities	397,799	8,739,040	397,799	8,739,040

INVESTING ACTIVITIES
Purchase of property and equipment	-	567	-	(652)
Proceeds from sale of mineral property royalty rights	-	979,868	-	1,227,552
Cash acquired on acquisition of subsidiary	-	246,645	-	246,645
Purchase of JPQ (Note 10)	-	(4,985,200)	-	(4,985,200)
Exploration and evaluation asset acquisition costs	-	(61,570)	-	(122,747)
Net cash used in investing activities	-	(3,819,690)	-	(3,634,402)
Increase (decrease) in cash	(36,100)	3,371,741	(1,353,852)	2,810,311
Cash, beginning of period	818,492	78,334	2,136,244	639,764
Cash, end of period	$ 782,392	$ 3,450,075	$ 782,392	$ 3,450,075

Supplemental disclosure with respect to cash flows – Note 22

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited consolidated financial statements for the year ended November 30, 2015. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s and all of its subsidiaries functional currency.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 5.

Nature of Operations and Ability to Continue as a Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At May 31, 2016, the Company had not yet achieved profitable operations, has accumulated losses of $34,951,402 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – cont’d

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity in which the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s principal subsidiaries at May 31, 2016 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company
Juan Paulo Quay S.A.C.	Peru	70%	Exploration and mining company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective December 1, 2015, the Company adopted the following new and revised International Financial Reporting Standard (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IFRS 7 Financial Instrument: Disclosure

Applies to additional disclosures required on transition from IAS 39 to IFRS 9. The effective date of IFRS 7 is January 1, 2015. This new standard had no material impact on these condensed consolidated interim financial statements.

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE – cont’d

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2018, with earlier application permitted. The Company is in the process of evaluating the impact of the new standard.

IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16 Leases of which requires lessees to recognize assets and liabilities for most leases. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is in the process of evaluating the impact of the new standard.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company is in the process of evaluating the impact of the new standard.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment and estimates applied in the preparation of the condensed consolidated interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

b)

The carrying value of the investment in acquisition costs relates to exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for acquisition costs relating to the exploration and evaluation asset requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after acquisition costs relating to exploration and evaluation assets is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – cont’d

c)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates.  Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

d)

Judgment is required in the determination that the Company will continue as a going concern for the next year (Note 2)

e)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than one year from the date of acquisition or subject to penalties for early redemption. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.  Pursuant to a loan agreement covenant (Note 14), the Company is required to maintain a minimum cash or cash equivalent balance of $500,000 throughout the term of the loan.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

7.

NON-CONTROLLING INTEREST

Juan Paulo Quay S.A.C. (“JPQ”), a 70% owned subsidiary of the Company acquired on March 26, 2015, has material non-controlling interests (“NCI”) in the Company.

Summarized financial information in relation to JPQ, before intra-group eliminations, is presented below together with amounts attributed to NCI:

Six months ended May 31,
	2016	2015
Exploration expenses	$ 11,758	$ 17,913
Loss	$ 11,758	$ 17,913
Loss and comprehensive income allocated to NCI	$ 3,527	$ 5,374

Dividends paid to NCI	$ -	$ -

Cash flows from operating activities	$ (11,758)	$ (17,913)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net cash outflows	$ (11,758)	$ (17,913)

As at	May 31, 2016	November 30, 2015
Current assets	$ 293,791	$ 260,765
Non-current assets	11,355,073	11,351,124
	11,648,864	11,611,889

Current liabilities	(77,511)	(41,423)
Non-current liabilities	(3,540,364)	(3,527,718)
	(3,617,875)	(3,569,141)

Net assets	$ 8,030,989	$ 8,042,748

Accumulated non-controlling interests	$ 2,409,297	$ 2,412,824

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

8.

DISCONTINUED OPERATIONS

There were no discontinued operations for the six months ended May 31, 2016.

In September 2015, the Company sold its 100% interest in its Mexican subsidiaries, Minera Oro Pacific, S.A. de C.V. and Servicios Oro Pacifica, S.A. de C.V. which is the only operation presented as discontinued operation during the six months ended May 31, 2015.

Results of discontinued operations

	Three months ended May 31,	Six months ended May 31,
	2015	2015

Foreign exchange gain	$ 76,173	$ 28,842
Expenses other than finance costs	(3,041)	(6,780)
Income for the period	$ 73,132	$ 22,062

Earnings per share from discontinued operations

	Three months ended May 31,	Six months ended May 31,
	2015	2015

Basic and diluted income per share	$0.00	$0.00

Weighted average number of shares outstanding, basic and diluted	76,870,000	76,870,000

Statement of cash flows

Statement of cash flows	Three months ended May 31,	Six months ended May 31,
	2015	2015

Operating activities	$ (2,285)	$ (5,263)
Net cash used in discontinued operations	$ (2,285)	$ (5,263)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

9.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2014	$ 60,062	$ 33,951	$ 37,052	$ 19,060	$ 150,125
Additions	-	-	1,374	-	1,374
Disposals	-	-	(10,645)	-	(10,645)
Balance, November 30, 2015	60,062	33,951	27,781	19,060	140,854
Balance, May 31, 2016	$ 60,062	$ 33,951	$ 27,781	$ 19,060	$ 140,854

Accumulated amortization
Balance, November 30, 2014	$ 30,149	$ 27,210	$ 10,326	$ 6,840	$ 74,525
Charge for period for continuing operations	9,558	1,389	4,652	2,460	18,059
Charge for period for discontinued operations	-	2,293	2,364	-	4,657
Recaptured	(1,305)	(129)	(5,234)	-	(6,668)
Balance, November 30, 2015	38,402	30,763	12,108	9,300	90,573
Charge for period for continuing operations	2,989	478	1,882	1,230	6,579
Balance, May 31, 2016	$ 41,391	$ 31,241	$ 13,990	$ 10,530	$ 97,152

Carrying amounts
At November 30, 2015	$ 21,660	$ 3,188	$ 15,673	$ 9,760	$ 50,281
At May 31, 2016	$ 18,671	$ 2,710	$ 13,791	$ 8,530	$ 43,702

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

10.

JPQ AGREEMENT

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos Peru”) completed a purchase agreement with the shareholders (the “Vendors”) of JPQ, titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) located in northern Peru, whereby the Company paid to the Vendors $4,985,200 (US$4,000,000) in cash to purchase an outright 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling a previously granted option agreement to earn such interest.

Additional terms to the purchase agreement are as follows:

i)

the Company has committed to spending a minimum of US$14.0 million in development of the Bayovar 12 Project, with no time limit for making such expenditure and without dilution to the Vendor’s remaining 30% interest;

ii)

if after spending US$14.0 million further funding is needed to determine the viability of a phosphate operation, the Company must incur additional development expenditures of up to US$4.0 million of which 30% will be treated as a loan to the Vendors;

iii)

the Company must complete a prefeasibility study by December 31, 2015 or else obtain a one-year extension by paying a US$500,000 penalty payment to the Vendors by January 15, 2016.  The prefeasibility study was submitted during the current period, prior to December 31, 2015;

iv)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40 kilometres west of the Bayovar 12 Project;

v)

the Vendors will maintain responsibility for gypsum operations on the concession until the delivery of the prefeasibility study (completed during the current period), and the transfer from JPQ of the Vendors’ port activities and assets and all related licenses and permissions (completed during the current period); and

vi)

the Company has a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

In addition to the terms above, until the conditions in v) (the “Conditions”) were met, certain decisions by the JPQ Board of Directors required unanimous agreement by the Company and the Vendors, and the Vendors acted as principals whereby they were responsible for the management of the gypsum operation which included receiving the benefits of any net proceeds from operations while also being responsible for any net loss from operations and any associated liabilities.  The Conditions were met during the period ended May 31, 2016.

These condensed consolidated interim financial statements include JPQ’s results from December 1, 2015 to May 31, 2016, excluding certain assets, revenue and expenses related to gypsum operations that were the responsibility of the Vendor up to the time the Conditions were met. The net loss in the condensed consolidated interim financial statements of loss and comprehensive loss for the period ended May 31, 2016 includes $11,758 from JPQ’ operating results, of which $3,527 was attributable to the Vendors, who are JPQ’s minority shareholders.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

11.

MINERAL INTEREST

During the 2015 fiscal year, the Company capitalized a cost of $555,706 for its gypsum mineral interest acquired through the business combination with JPQ. During the six month period ended May 31, 2016 and year ended November 30, 2015, there was no production attributed to the Company, thus no amortization has been recorded.  As at May 31, 2016, there has been no impairment charge recorded against the asset.

Peru
Bayovar
Balance, December 1, 2014	$ -
Mineral interest acquired through business combination	555,706
Asset retirement obligation adjustment	31,858
Balance, November 30, 2015	587,564
Asset retirement obligation adjustment	3,949
Balance, May 31, 2016	$ 591,513

12.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at May 31, 2016:

	Peru
	Bayovar	Aurora	Other	Total
Balance, November 30, 2014	$ 1,092,984	$ 359,092	$ 89,456	$ 1,541,532
Acquisition costs - cash	-	122,747	-	122,747
Exploration and evaluation asset acquired through business combination	9,607,016	-	-	9,607,016
Write-off of exploration and evaluation assets	-	(481,839)	(89,456)	(571,295)
Recovery of exploration and evaluation assets costs	(1,227,552)	-	-	(1,227,552)
Balance, November 30, 2015	9,472,448	-	-	9,472,448
Balance, May 31, 2016	$ 9,472,448	$ -	$ -	$ 9,472,448

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended November 30, 2015. Significant exploration and evaluation asset transactions that have occurred since November 30, 2015 are as follows:

Bayovar 12 Project Royalty

In April 2015, the Company sold to Radius Gold Inc. (“Radius”) a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project.  Under the terms of the sale agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million.  This right expired unexercised during the period ended May 31, 2016.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

13.

EXPLORATION EXPENDITURES

During the six month period ended May 31, 2016, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Bayovar	General	Total
Assaying	$ 2,439	$ -	$ 2,439
Geological and other consulting	166,443	493	166,936
Geological expenses	1,910	-	1,910
Legal and accounting	179	465	644
Licenses, rights and taxes	207,188	-	207,188
Office and miscellaneous	57,541	815	58,356
Salaries	166,900	-	166,900
Travel	60,671	482	61,153
Value added tax	11,232	114	11,346
Exploration expenditures	$ 674,503	$ 2,369	$ 676,872

During the six month period ended May 31, 2015, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Bayovar	Aurora	General	Total
Assaying	$ 10,328	$ -	$ -	$ 10,328
Community relations	-	2,712	-	2,712
Drilling	455,000	-	-	455,000
Geological and other consulting	870,257	24,141	32,588	926,986
Geological expenses	29,577	843	413	30,833
Legal and accounting	30,522	20,626	67	51,215
Licenses, rights and taxes	59,744	1,807	2,374	63,925
Office and administration	50,921	2,957	38,492	92,370
Salaries	147,745	9,798	125,822	283,365
Travel	51,790	18,709	38,495	108,994
Value added tax	-	-	119,618	119,618
	1,705,884	81,593	357,869	2,145,346
Write-down of exploration and evaluation asset costs	-	-	89,456	89,456
Exploration expenditures	$ 1,705,884	$ 81,593	$ 447,325	$ 2,234,802

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

14.

LONG-TERM DEBT

Sprott Loan

On March 24, 2015, the Company borrowed $6,231,500 (US$5.0 million) (the “Sprott Loan”) from lenders led by Sprott Resource Lending Partnership.  $4,985,200 (US$4.0 million) of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 10). Key terms of the loan are as follows:

i)

the loan has an interest rate of 12% per annum and a maturity date of September 30, 2016;

ii)

security on the loan is provided by a first charge on all assets of the Company’s two Cayman subsidiaries, and its Peru subsidiary, Agrifos Peru S.A.C., which holds the 70% interest in JPQ;

iii)

the loan may be repaid prior to maturity, in full or in part, at the option of the Company;

iv)

the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan. For the purpose of the minimum working capital requirement, the outstanding loan amount is excluded from the calculation; and

v)

make an anniversary fee payment of US$105,000 in cash or shares (paid $136,101 in cash on March 24, 2016).

Subsequent to the period end, the maturity date of the Sprott Loan has been extended three years, to September 30, 2019. In consideration for the loan extension, the Company has issued to the lenders 2,740,340 common shares of the Company. In addition, upon each anniversary date of the extended term, the Company is to make an anniversary fee payment of 6% of the principal amount of the loan outstanding, in cash or shares at the election of the Company.

During the six month period ended May 31, 2016, a total of $280,133 was paid in interest and as of May 31, 2016, there is no accrued interest on the loan facility. The outstanding principal balance as of May 31, 2016 is $4,585,000 (US$3,500,000).

Amount
Balance, November 30, 2014	$ -
Fair value of Sprott Loan at date of issue	6,231,500
Transaction costs - cash	(285,960)
Transaction costs - shares issued	(218,989)
Accretion of transaction costs	224,424
Foreign exchange adjustment	290,550
6,241,525
Less repayment	(1,855,500)
Balance, November 30, 2015	4,386,025
Accretion of transaction costs	168,318
Foreign exchange adjustment	(81,550)
Balance, May 31, 2016	$ 4,472,793

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

15.

ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to the restoration and rehabilitation of JPQ’s gypsum mining operations. Although the ultimate amount of the asset retirement provision is uncertain, the fair value of this obligation is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

The asset retirement obligation represents the present value of the restoration and rehabilitation costs relating to mining activities that have occurred to date.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.  The rehabilitation expenditure is expected to be incurred in various stages up to 2025.

	May 31, 2016	November 30, 2015
Balance, beginning of period	$ 151,008	$ -
Provision acquired from JPQ	-	112,477
Change in liability estimate	3,949	31,858
Accretion of interest	3,857	4,569
Foreign exchange adjustment	4,840	2,104
Balance, end of period	$ 163,654	$ 151,008

16.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the six month period ended May 31, 2016, the following share capital activity occurred:

i)

On April 5, 2016, the Company closed a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.065. Share issuance costs associated with this financing totalled $2,601. On the date of closing for this private placement, the Company’s share price was less than the unit purchase price, the difference being a residual value allocated to the warrants. As a result, $231,000 of the gross proceeds was recorded to share capital and $19,250 to other equity reserve

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from November 30, 2014 to May 31, 2016:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2014	2,927,741	$0.27
Issued	38,672,000	$0.21
Expired	(190,241)	$0.265
Balance, November 30, 2015	41,409,500	$0.21
Issued	3,850,000	$0.065
Expired	(2,737,500)	$0.265
Balance, May 31, 2016	42,522,000	$0.20

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

16.

SHARE CAPITAL AND RESERVES – cont’d

(b)

Share Purchase Warrants – cont’d

As at May 31, 2016, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 4, 2017	3,850,000	$0.065
June 2, 2017	20,000,000	$0.265
November 11, 2020(1)	18,672,000	$0.150
	42,522,000

 (1)  The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

17.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in November 2015 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended May 31, 2016:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Aug 20, 2015	Aug 19, 2017	$0.21	70,000	-	-	(70,000)	-	-
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,305,000	-	-	-	1,305,000	1,305,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	2,360,000	-	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	40,000	-	-	-	40,000	40,000
			5,075,000	-	-	(70,000)	5,005,000	5,005,000
Weighted average exercise price			$0.21	-	-	$0.21	$0.21	$0.21

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

17.

SHARE-BASED PAYMENTS – cont’d

Fair Value of Options Issued During the Period

There were no options granted during the periods ended May 31, 2016 and 2015.

The weighted average remaining contractual life of the options outstanding at May 31, 2016 is 6.30 years.

Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the period ended May 31, 2016 as part of share-based payments expense were $Nil (2015: $4,075).

As of May 31, 2016 there were no unrecognized compensation costs related to unvested share-based payment awards (November 30, 2015: $Nil).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions that were capitalized during the periods ended May 31, 2016 and 2015.

18.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended May 31, 2016 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the periods ended May 31, 2016 and 2015, in addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Three months ended May 31,		Six months ended May 31,
	2016	2015	2016	2015
Office and miscellaneous	$ 9,724	$ 11,913	$ 20,334	$ 22,367
Regulatory and stock exchange fees	2,183	1,852	6,916	5,971
Rent and utilities	20,156	15,714	40,181	31,308
Salaries and benefits	29,743	40,972	74,824	80,123
Shareholder communication	2,490	2,372	2,679	15,512
Travel and accommodation	8,015	15,135	20,404	22,722
	$ 72,311	$ 87,958	$ 165,338	$ 178,003

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

18.

RELATED PARTY TRANSACTIONS – cont’d

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

During the period ended May 31, 2016, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $8,241 for shared personnel and administrative costs (2015: $6,291).

c)

During the period ended May 31, 2016, the Company was reimbursed by Radius, a company with common directors and officers, a total of $885 for shared personnel and administrative costs (2015: $Nil).

Prepaid expenses and deposits as of May 31, 2016 include $4,810 (November 30, 2015: $6,186) paid to Gold Group.

Long term deposits as of May 31, 2016 consists of $61,000 (November 30, 2015: $61,000) paid to Gold Group which are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due from related parties as of May 31, 2016 consist of $8,717 (November 30, 2015: $Nil) owing from Medgold and $238 (November 30, 2015: $Nil) owing from Radius. The amounts owing from Medgold and Radius were unsecured, non-interest bearing and due on demand.

Accounts payables and accrued liabilities as of May 31, 2016 includes $22,050 (November 30, 2015: $3,675) owing to the Chief Executive Officer for accrued management fees and $13,432 (November 30, 2015: $17,467) owing to three Directors for expense reimbursements.

Amounts due to related parties as of May 31, 2016 consists of $101,974 (November 30, 2015: $22,058) owing to Gold Group. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended May 31,		Six months ended May 31,
	2016	2015	2016	2015
Management fees	$ 10,500	$ 25,500	$ 31,000	$ 51,000
Geological fees	-	36,000	24,000	72,000
Salaries and benefits	34,582	34,136	71,957	70,622
	$ 45,082	$ 95,636	$ 126,957	$ 193,622

There were no share-based payments made to directors not specified as key management personnel during the periods ended May 31, 2016 and 2015.

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended May 31, 2016 and 2015.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

19.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada and Peru.

Details of identifiable assets by geographic segments are as follows:

Six months ended May 31, 2016	Canada	Peru	Total
Exploration expenditures	$ -	$ 676,872	$ 676,872
Amortization	1,737	4,842	6,579
Interest and other income	3,103	-	3,103
Net loss	(629,372)	(613,254)	(1,242,626)

	Continuing operations
Six months ended May 31, 2015	Canada	Peru	Total continuing operations	Discontinued operations
Exploration expenditures	$ -	$ 2,234,802	$ 2,234,802	$ -
Amortization	1,950	7,370	9,320	1,517
Interest and other income	937	-	937	-
Net income (loss)	(27,277)	(2,914,842)	(2,942,119)	22,062
Capital expenditures*	-	7,191,079	7,191,079	-

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at May 31, 2016	Canada	Peru	Total
Total current assets	$ 715,122	$ 232,013	$ 947,135
Total non-current assets	72,502	10,535,798	10,608,300
Total assets	$ 787,624	$ 10,767,811	$ 11,555,435
Total current liabilities	$ 537,666	$ 79,781	$ 617,447
Total non-current liabilities	4,472,793	3,540,364	8,013,157
Total liabilities	$ 5,010,459	$ 3,620,145	$ 8,630,604

As at November 30, 2015	Canada	Peru	Total
Total current assets	$ 1,998,260	$ 300,530	$ 2,298,790
Total non-current assets	74,239	10,536,691	10,610,930
Total assets	$ 2,072,499	$ 10,837,221	$ 12,909,720
Total current liabilities	$ 5,501,254	$ 111,090	$ 5,612,344
Total non-current liabilities	-	3,527,718	3,527,718
Total liabilities	$ 5,501,254	$ 3,638,808	$ 9,140,062

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

20.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at May 31, 2016, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Canada and Peru. The Company monitors this exposure, but has no hedge positions.

As at May 31, 2016, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	May 31, 2016		November 30, 2015
	Peru Soles	US Dollars	Peru Soles	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 102,995	$ 62,912	$ 204,552	$ 94,782
Taxes receivable	67,979	-	64,336	-
Other receivables	840	-	1,102	-
Current liabilities	(79,784)	(4,824,476)	(111,093)	(5,604,601)
	$ 92,030	$ (4,761,564)	$ 158,897	$ (5,509,819)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

20.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Based on the above net exposures at May 31, 2016, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $467,000 (November 30, 2015: $535,100) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At May 31, 2016, the Company had working capital of $359,688 (November 30, 2015: working capital deficiency of $3,313,554). All of the Company’s financial liabilities as of May 31, 2016, other than the Sprott Loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, due to related parties, and current portion of term debt approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

21.

CAPITAL MANAGEMENT

The Company monitors its cash, Sprott Loan debt, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended May 31, 2016.  As at May 31, 2016, the Company was in compliance with the Sprott Loan capital requirements. The Company’s investment policy is to hold cash in interest bearing bank accounts and/or highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund its proposed exploration programs through the next twelve months. As such, the Company will need to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property acquisition and exploration activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

22.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended May 31, 2016, cash paid for loan interest totaled $280,133 (2015: $137,230).

During the periods ended May 31, 2016 and 2015, there was no cash paid for income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the condensed consolidated interim statements of cash flows.

During the period ended May 31, 2016, there were no non-cash transactions (2015: issued 1,018,554 common shares with a value of $218,989 as a financing fee).

23.

CONTINGENT LIABILITY

In 2014, JPQ entered into an agreement with Fosfatos Del Pacifico, S.A. (“Fospac”) to grant Fospac the right of easement on a strip of land located on the Bayovar 12 Project. The easement is valid from June 10, 2014 until May 7, 2039.

As consideration, Fospac paid 1,800,000 Soles in 2014. Pursuant to the agreement, if JPQ returns or loses the concession or surface rights to the Bayovar 12 Project within the first five years of the agreement, JPQ must refund Fospac 80% of the consideration and within the fifth and tenth year, refund 50% of the consideration.  There is no refund obligation after the tenth year.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2016

(Expressed in Canadian Dollars)

24.

CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses and cash flows to conform to the current period presentation of expenses and cash flows.

25.

EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2016, the following events which have not been disclosed elsewhere in these financial statements have occurred:

a)

On June 22, 2016, the Company closed the first tranche of a private placement consisting of 2,310,000 units at $0.065 per unit for gross proceeds of $150,150 and on July 7, 2016 closed the final tranche of 4,542,832 units at $0.065 per unit for gross proceeds of $295,284. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075. As of May 31, 2016, the Company had received $150,150 of the private placement proceeds which was recorded as subscriptions received.

b)

A total of 770,000 share purchase warrants with an exercise price of $0.075 were exercised for gross proceeds of $57,750.